

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2015

Michael Z. Barkin
Executive Vice President Finance and Chief Financial Officer
Vail Resorts, Inc.
390 Interlocken Crescent
Broomfield, CO 80021

> **Re: Vail Resorts, Inc.**
> **Form 10-K for Fiscal Year Ended July 31, 2014**
> **Filed September 24, 2014**
> **File No. 001-09614**
> **Response dated April 14, 2015**

Dear Mr. Barkin:

We have reviewed your response letter dated April 14, 2015 and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Financial Statement Notes

Note 2: Summary of Significant Accounting Policies

Revenue Recognition, page F-10

1. Refer to your response to prior comment 2. You state that the refundable initiation fees are subject to an unconditional refund 30 years from the effective date of membership. You disclose that for fees that are refundable in 30 years after the date of acceptance of a member, the difference between the amount paid by the member and the present value of the refund obligation is recorded as deferred initiation fee revenue and is recognized as revenue on a straight-line basis over 30 years. Please tell us the basis for your accounting treatment and the guidance you relied on in recognizing and classifying the accretion as revenue for fees that are fully refundable. In so doing, please tell us how your treatment complies with SAB Topic 13.A.4.a.

2. We note on the website www.discovermembership.com that you have a number of signature clubs. We note that a number of the deposits for membership therein, which we believe to be the same as the initiation fees referred to in the preceding comment, are refundable to varying degrees (for example, 100%, 80%, 50%, etc.). Please correspond for us the initiation fees refundable in 30 years referred to in the preceding comment to your specific club memberships. In addition, tell us the following in regard to the deposits/initiation fees required for memberships in these clubs:

    - All of the types of deposits/fees that are refundable, and the terms and conditions upon which such are refundable, including any time periods or events associated with a refund (for example, in 30 years, upon resignation, etc.).
    - Your accounting treatment for each type of refundable deposit/fee.
    - The amount of revenue recognized in each of the last 3 years for deposits/fees that are refundable.
    - The aggregate balances at July 31, 2014 and the latest interim period end date practicable of deposits that are nonrefundable and refundable, respectively, where each balance is reported on the balance sheet, and any current portions of such balances.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief